SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, DC
312.853.7324
ASHAW@SIDLEY.COM		FOUNDED 1866

August 31, 2009

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of Cullen Funds Trust (the “Trust”) (1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Ladies and Gentlemen:

        Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended, the Trust is today filing Post-Effective Amendment No. 28 to the above referenced Registration Statement, together with the exhibit being filed therewith. The sole purpose of the Post-Effective Amendment is to reflect changes to the following service providers to the Trust: (i) administration and accounting agent; (ii) custodian; (iii) transfer agent and dividend disbursing agent; and (iv) distributor. These changes have previously been reflected in supplements to the respective current prospectuses of the Funds offered under the Trust as filed on July 15, 2009.

        Please do not hesitate to contact the undersigned (312-853-7324) with any comments or questions you might have.

Very truly yours,

/s/ Andrew H. Shaw
Andrew H. Shaw